FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

October 25, 2023

VIA EDGAR

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Goldman Sachs BDC, Inc.
Annual Report on Form 10-K for the period ended December 31, 2022

File No. 814-00998

Ladies and Gentlemen:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that was provided by telephone conversation on September 13, 2023, relating to the above-referenced Annual Report on Form 10-K.

For the Staff’s convenience, the Staff’s verbal comment is set forth below, followed by the Company’s response.

1.

Please confirm in correspondence that all required XBRL elements will be tagged in compliance with Form N-2, General Instruction I.1. and Regulation S-T Item 405. In addition, please describe in correspondence the controls in place to review and evaluate such required tagging.

Response: The Company confirms that all required XBRL elements will be tagged in compliance with Form N-2, General Instruction I.1 and Regulation S-T Item 405. With respect to the controls in place to review and evaluate such tagging, the Company’s accounting and finance teams work with Donnelley Financial LLC, the Company’s financial service provider, to prepare the XBRL tagging and one of the Company’s outside law firms reviews the XBRL tagging.

One New York Plaza, New York, New York 10004—1980

T: +1.212.859.8000 friedfrank.com

Fried, Frank, Harris, Shriver & Jacobson LLP	October 25, 2023 Page 2

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Should you have further questions, or require further information relating to the foregoing, please contact the undersigned at (212) 859-8689.

Very truly yours,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	David Pessah (Goldman Sachs BDC, Inc.)

Caroline Kraus (Goldman Sachs BDC, Inc.)

Curtis Tate (Goldman Sachs BDC, Inc.)

Thomas J. Friedman (Dechert LLP)

William J. Bielefeld (Dechert LLP)

Darius I. Ravangard (Dechert LLP)